BresaGen

05010230

1
ACN 007 988 767
Phone: +61 8 8234 2660
Fax: +61 8 8234 6268
Address: 8 Dalgleish Street
Thebarton South Australia 5031
www.bresagen.com

FACSIMILE TRANSMISSION

TO:	**The Office of International Corporate Finance**
COMPANY:	SEC
FAX NUMBER:	0011 1 202 772 9207
FROM:	Trudy Fenton
DATE:	Thursday, 28 July 2005
SUBJECT:	ASX Announcement
PAGES (inc. cover)	4

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135, to file home country announcements, please find the following announcement which was released by the Australian Stock Exchange today –

1. Appointment of Director and Appendix 3X – Initial Director's Interest Notice dated 28 July, 2005.

Yours sincerely

T. M. Fenton

Trudy Fenton
Corporate Administrator

Dw 8/8

If there are any problems with this transmission, call 08 8234 2660

BresaGen

ASX Release 28 July 2005

Subject: Appointment of Director

The Company is pleased to announce that Dr Michael Monsour has accepted an invitation to join the Board of BresaGen Limited as a non-executive Director effective from 26 July, 2005.

Dr Michael Monsour is a Medical Practitioner with extensive interests in Queensland medical and dental centres. He graduated from the University of Queensland in 1977 in Medicine with Honours. He operates a medical management company, which provides management support to medical and dental practitioners. He is the principal of Godbar Software (established 1988), one of Australia's leading software developers of Occupational Health and Safety and Medical Accounting software packages in Australia.

Dr Michael Monsour is currently a non-executive Director of the listed entity Analytica Limited (Australia). He is also a non-executive Director of Australian Technology Innovation Fund Limited, Australia Biofund Investment Limited (Hong Kong) and Injet Digital Aerosols Limited.

Appendix 3X – Initial Directors Interest Notice follows.

Bryan Dulhunty
Company Secretary

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BresaGen Ltd**
ABN	**60 007 988 767**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr M Monsour
Date of appointment	26 July 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
1 $100,000 convertible note

+ See chapter 19 for defined terms.